AMENDING AGREEMENT

THIS AGREEMENT is dated for reference March 13, 2007. AMONG:

KAHG, LLC., of 2400 East Arizona Biltmore Circle, Suite 1135, Phoenix, Arizona 85016 (the "Landlord")

OF THE FIRST PART AND:

INNEXUS BIOTECHNOLOGY INC., a company having an office located at 13208 East Shea Boulevard, Suite 1135, Scottsdale, Arizona 85259 (the "Company")

OF THE SECOND PART WHEREAS:

A.

The parties have entered into an agreement dated December, 2006 (the "Settlement Agreement") whereby the Company agreed to settle certain claims with the Landlord regarding costs incurred by the Landlord for tenant improvements; and

The parties wish to amend the terms of the Settlement Agreement all as set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of the mutual premises and the mutual covenants and agreements contained herein, the parties covenant and agree each with the other as follows:

1. In this Amending Agreement,:

(a)

"Amending Agreement" means this agreement, including the preamble and the schedules hereto, as it may from time to time be supplemented or amended and in effect;

"Settlement Agreement" means the agreement made between the Company and the Landlord dated for reference December, 2006;

all references in this Amending Agreement to a designated "Section" or other sub-section or to an appendix when used in connection with an amendment to the Settlement Agreement is to the designated Section or other sub-section of, or appendix to, that Settlement Agreement;

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(d)

for all purposes of this Amending Agreement, except as otherwise expressly provided herein, all capitalized terms which are defined in the Settlement Agreement shall have the meanings set out in that Settlement Agreement; and

any other term defined within the text of this Amending Agreement has the meaning so ascribed.

2. The parties hereby acknowledge and agree that the Settlement Agreement shall, without the requirement for any further action of the parties, be and is hereby amended as follows:

(a)

Section D of the Settlement Agreement is amended to read as follows:

The Creditor and Debtor have agreed to settle the Claim by: (1) confirming that the net monthly rental due under the Lease will be $46,725.33, (2) the issuance to the Creditor or Creditor's specified nominee of 496,808 common shares (the "Shares") at a deemed price of $0.78 per Share and 322,925 share purchase warrants ("Warrants"), each of which will entitle the holder to purchase one additional Share at an exercise price of CDN$1.17 per Share for a period of two years from the date of issuance (the Shares and the Warrants being collectively referred to as the "Securities") and (3) Creditor's forgiveness of the balance of the Excess TI Costs, if any. The Creditor has nominated Hornaday Family Trust of 5711 N. 33rd Place, Paradise Valley, AZ 85253 (the "Beneficiary") as the recipient of the Securities."

(b)

The Termination Date as defined in section 5 of the Settlement Agreement be extended from February 15, 2007 to April 15, 2007.

Sub-section 8(c) is amended to read as follows:

'the Beneficiary is an "Accredited Investor" as that term is used under Regulation D promulgated by the US Securities and Exchange Commission ("SEC") and it is a condition of this Agreement that the Beneficiary shall continue to be so qualified on the date the Securities are issued to the Beneficiary."

(d)

The Settlement Agreement shall continue in full force and effect according to its terms, except as amended hereby. EXECUTED BY ALL PARTIES